Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Carusone	John	J., Jr.
(Street)	(City)	(State)	(Zip Code)
34 East Avenue	Saratoga Springs	NY	12866

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[X] Director
[ ] 10% Owner
[ ] Officer	(title)
[ ] Other	(specify)

7. Individual or Joint/Group Reporting (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	3. Trans- action Code	4. Securities Acquired(A) Disposed of(D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	None					61	D
Common Stock	12/2/02 12/13/02	B R	16 4	A A	$31.16 $33.53	650	I	ESPP
Common Stock	12/13/02	R	5	A	$33.53	718	D	DRIP

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Mo/Da/Yr)	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				(A)	(D)	Date Exercisable	Expiration Date
None

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
None

Explanation of Responses:

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date: 01/27/03